Filed by Echostar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                               Subject Companies: Hughes Electronics Corporation
                                                     Commission File No. 0-26035
                                                      General Motors Corporation
                                                     Commission File No. 1-00143
                                                            Date:  March 8, 2002

Set forth below is a transcript of a Charlie Chat television broadcast.

In connection with the proposed transactions, General Motors Corporation (GM), Hughes Electronics Corporation (Hughes) and EchoStar Communications Corporation (EchoStar) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SECs website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words may, will, would, could, should, believes, estimates, projects, potential, expects, plans, anticipates, intends, continues, forecast, designed, goal, or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                   ----------

                              CUSTOMER CHARLIE CHAT

>> You have a show?
>> They just dish it out.
>> Charlie, Jim am I on?
J. DeFranco                Oh, you're on.  Welcome to the Charlie  Chat,  what's
                           your question this evening?
C. Ergen                   Since you're on giving things away today ...
J. DeFranco                Let's have a sweepstakes.  We've got a caller.  Andy,
                           are you out there?
>> Are you a little [inaudible] Jimmy? [laughter]
J. DeFranco                No, no, no.
C. Ergen                   We'll give you a free ...
J. DeFranco                That's a little expensive.
C. Ergen                   That's okay, this is Dish Network.
C. Ergen                   We're  really  proud of the folks that help us in the
                           customer  service  centers,  they  really do make our
                           business, they are in contact with you.
>>                         Hello,  and welcome to the Charlie Chat,  our special
                           opportunity  to  tell  you  what's  new  here at Dish
                           Network.  We have a lot of  important  news to  share
                           with  you  tonight,  plus  we want to take as many of
                           your live  calls and  e-mails as  possible,  so let's
                           begin.   Here's   Charlie  Ergen  and  Jim  DeFranco.
----------


J. DeFranco                Welcome to the Charlie  Chat.  It's great to have you
                           joining us. We've got some programming announcements this evening, Charlie, as well we've got some really nice giveaways, some little special occasion. We'll tell you about it a little bit later, but, Charlie, there's been a lot of questions I've seen already that have come in as well as a lot of write-ups on the merger with DirecTV and I know you've been tied up with that, spent a lot of time on that lately.

C. Ergen                   I untied myself to be on the show.

J. DeFranco                That's  right and so rather  than you don't know what
                           to believe when you read the press, if you can tell us a little bit about it, and in addition to that, there was a big announcement last week that will be very helpful to a lot of our smaller town, rural folks out there that may see a benefit in getting some local channels. Maybe you can talk a little about that was well.

C. Ergen Well, first of all, I have the privilege tomorrow to testify to the Senate Judiciary Committee on the benefits of the merger. I think this is about the fifteenth time that I've testified to Congress on some kind of satellite-related issues. This is going to be specifically the merger, so I'll give you maybe a little insight into the kind of things that we'll be talking about to the Senate and the Congress of the United States.

                           The fact of the matter is that merger itself will allow us, and we've made an announcement this past week with the merger that we will be able to do local channels in all markets of the United States, so no matter where you live, today you may not be able to get your local channels, except maybe from a cable provider which means you have a very limited choice obviously and the cable company is basically a monopoly to those parts of America.

                           We have two spot beam satellites, one which we just launched which we'll have more on, another one under construction. DirecTV has two spot beam satellites, one which they have launched and we've announced a fifth spot beam satellite that we're going to build and launch with the approval of the merger that will when you combine those five satellites together, and you use about a third of our orbital spectrum, and you use the three different orbital slots that we have, that we will be able to provide all local channels on a single dish to the entire United States. So that's very, very exciting for us. I know it's probably the single most asked question we get here at Dish Network about when can I get my local channels, when can I get competition to cable, I don't like their rates, I don't like their service, we want a choice, but we don't have one. So that's very, very exciting.

                           If you take a look at a map today, you see that a lot of people just don't have access to local channels, so the green part there is the parts of the country that we broadcast, either us or DirecTV broadcasts local channels today, but you can see the vast majority of the geographic area of the United States, some 42 million households don't have local channels via satellite as an option, so they have a very limited choice. Again, with the merger, we suddenly make the entire United States green. Realize with the merger initially we'll be able to go 100 markets almost immediately, it'll take about 24 months to be able to do all the markets.

                           The second big thing with the merger benefit is broadband. Probably the second most asked question that we get here is when can we get a high speed internet access at economical rates. And obviously we've had some niche products such as StarBand out there in the marketplace, but people really wanted it at the same rate that people in the cities get it, so again, if you take a look at the map, broadband today, the vast majority of the country in white there doesn't have access to high speed access, probably the vast majority in that area won't have access to high speed access in my lifetime without the ability to do it though satellite. With the merger, obviously we can ... a new generation of spot beam satellites or broadband that'll allow us to put on a single dish broadband high speed access at the same kind of rates that people pay for cable, our phone company, DSL.

                           So basically the merger eliminates that digital divide. That means your kids are going to have the same access to the internet as maybe somebody in the city, so that's very important to us at Dish Network. I know it's important to you guys.

                           And then, of course, advanced services like high definition television, interactivity, video on demand. These are things that the merger, the benefits that we bring with the merger. So to make a long story short, with the merger everybody in America will be able to get these advanced services - broadband or local channels - one nation, one dish. We're also willing to commit that we will do that all at the same price, so one nation, one rate card so that even if you live in rural America where you might not have a cable company to chose from, you will still get the benefit of the competition of the big cities because we'll charge the same rates and whether you really live in a town of five or a city of 5 million, you get the same service at the same price.

                           So that's really in a nutshell the benefits of the merger. It's compelling, and we're very excited about getting this on track, getting the regulatory approval that we need to make that happen. Hopefully, if you're really interested, if you're one of those people that call and write us all the time, then you certainly can have the ability to contact your Congressman or your Senator about your feelings on the merger, whatever those might be. And I know that we probably make that relatively easy for you through our internet site and hopefully they can put that up on the screen for you at some point. If you go to our website here I think you can probably click on your Senator or your Congressman so that you can contact them and let them know whatever you think about the merger. But we're working hard here because we know it's the right thing to make our service better, keep our rates down and to compete with cable.

J. DeFranco                So, a couple  of  things,  Charlie,  let me make sure
                           first, so you said locals for all Americans, I mean this only 210 DMAs, so all across America they would, all the customers out there would be able to get ...

C. Ergen No matter where you live, so the smallest market I think is in Glendive, Montana, that's the smallest, only 4,000 homes in all of Glendive, Montana, but if you live in Glendive, Montana, with this merger, you're going to get your local stations there or if you live, of course, in the big cities, you already do because that's where the economics are. But when you put the companies together you have the spectrum, you have the economic efficiencies and we have the technology to be able to offer it to everybody.

J. DeFranco                Wow, that's ... I mean that's amazing.

C. Ergen As you know, no matter where we go, no matter where we go ...

J. DeFranco                ... yeah, that's the number one question ...

C. Ergen ... that's always the number one question, why can't I get my local channels. And nobody ... I don't understand must carry laws and Grade B contours and waivers that you have to get from networks. We can eliminate all that. It's a great thing for your local broadcaster because for the first time your local broadcaster will be up on satellite. I know all the small towns in America are extremely excited about this. We've committed to that with this merger.

J. DeFranco                Okay,  let's  take a  look,  Charlie,  I  think  they
                           actually have a way we can show the website. Let's show the link to our website and you go to EchoStar

                           DirecTV Merger Benefits and then you can click on Take Action and this is how'd you be able to write a letter to your Senator or Congressman or the FCC and you can see ...

C. Ergen                   I see the Take Action up on the righthand side there.

J. DeFranco                Right, and that's what came up, Take Action. Then you
                           click on "I'd like to write a letter" and then it'll give you a sample. It doesn't actually ... you know, you write your own words and so on, this just makes it easy for you to write your letter in your own words. Obviously we don't want to influence you on what you might say, so you can write in there exactly what you want to say, put your information in there.

C. Ergen I will say a lot of rural Senators and Congressmen have early on in this process expressed some concerns before I think they fully understood our All Channels to All Americans plan and they've expressed some concern, so they need to hear from you. They haven't said they're opposed to the merger by any means, but they certainly have expressed concerns that maybe it's less choice for Americans. We actually think, we think it's actually more choice for you guys out there, particularly in rural America. And so they want to hear from you because they ... that's the way democracy works in terms of hearing from people, so otherwise you may have ... you may very well have some people who think that this isn't good for rural America and they certainly want to hear from you because you're the people that count, you're the voters.

J. DeFranco                I believe  it was  EchoStarmerger.com  I think and of
                           course you can get a link from DishNetwork.com to get over there. So there's the information to get to that website.

                           Okay, you know we've had a lot of activity, Charlie, lately and two weeks ago (it seems like it was just yesterday) but two weeks ago we had another milestone in EchoStar and the Dish Network, very exciting. Let's take a look and share this with our customers out there.

----------
LAUNCH FOOTAGE
>> [inaudible] systems propulsion.
>> Go.
>> Hydraulics.
>> Go.
>> Pneumatics.
>> Go.
>> O2.
>> Go.
>> Vehicle Electrical?
>> Go.
>> Late termination system?
>> Go.
>> [inaudible] utilization.

>> Go.
>> [inaudible] systems, propulsion.
>> Go.
>> Hydraulics.
>> Go.
>> Pneumatics.
>> Go.
>> LO2.
>> Go.
>> LH2.
>> Go.
>> Vehicle electrical.
>> Go.
>> Light control.
>> Go.
>> PCLS monitor.
>> Go.
>> Flight termination system.
>> Go.
>> Telemetry.
>> Go.
>> RF.
>> Go.
>> Complex systems, instrumentation.
>> Go.
>> Vox control.
>> Go.
>> Environmental control.
>> Go.
>> Booms.
>> Go.
>> Monitor.
>> Go.
>> Water.
>> Go.
>> Complex electric.
>> Go.
>> Dial and monitor vehicle loads.
>> Go.
>> Easy control.
>> Go.
>> Operations safety manager.
>> Go.
>> Sequencer.
>> Go.
>> Range weather and final clear to launch.
>> Go.
>> This is Atlas  Mission  Control  at T minus 10, 9, 8, 7, 6, 5, 4, 3, 2, Atlas
engine   ignition,   1,  zero  and  liftoff   for  the  maiden   flight  of  the
Lockheed-Martin Atlas 3B Rocket with the EchoStar VII spacecraft onboard for EchoStar Communications, Littleton, Colorado. With this Atlas flight underway, let's listen to Ralph Gannon providing the launch vehicle ascent data.

----------

C. Ergen That was, as I said, this is the seventh of our satellite launches. This is our new rocket, made by Lockheed-Martin, the first maiden voyage of that so that was kind of a first for us, to be first on a rocket and more importantly that it was successful.

J. DeFranco                Well, we've been first before, but ...

C. Ergen I think the key is what does this mean for our customers. It means that we continue to invest in our business. Typically when you send in your monthly payment, your monthly programming payment, we actually take that money and spend more on top of that, launching these satellites. It's going to give us, it's going to replace one of our satellites in outer space that had some solar panel damage, EchoStar IV. It's going to have some spot beams on it. It's the first of our spot beam satellites so that we can do more local cities. We're going to start with Alaska and Hawaii and some added service to Alaska and Hawaii and those are folks that, you know, have been left out of many of the things that have happened in telecommunications and we're going to be able to provide them their local cities. Maybe a couple of other local cities as well as we move things around and then with our transponders, of course, gives us additional back-up in outer space. So you can feel secure in watching our channels and we want to be able to add a few channels on the satellite system as well. It won't be operational until some time probably in late April. We're just now getting the satellite into a geosynchronous slot, then we've got some deployments to do and then we've got a lot of testing to do because this is a pretty complicated satellite.

                           So that was exciting. So a back-up for Echo IV but in addition to that, folks in Alaska and Hawaii will see a benefit once this goes into service.

                           Actually they'll see their local Anchorage channels or local Honolulu channels and some additional channels that they haven't been able to receive before, so we made a big investment and continue to make an investment. Our next launch is EchoStar VIII and that's going to be launched some time early this summer from Kazakhstan, and again, when EchoStar VII and VIII both are operational, that will allow us to do maybe a dozen more or maybe even a few more local channels that we don't, local cities that we don't do today and again, additional, national coverage and things.

J. DeFranco                Okay, okay, another milestone. Again, just ...

C. Ergen Well, you know, we signed, I think in 1994 or 1993, we signed a contract for seven ...

J. DeFranco                Oh, that's right, I forgot about that.

C. Ergen We didn't have any money, but we signed a contract for seven satellites and seven launches and it took us almost nine years to do it, but we're able to do it. And we've actually launched one satellite for each and every year, the last seven years we've launched a satellite. This year we're launching two, or three. Actually we're launching three this year.

J. DeFranco                So there's  another seven in our, in our  milestones.
                           We just recently passed the milestone of 7 million customers. So I want to thank all of you obviously for supporting us. Charlie's going to talk a little later in this show about a Club Dish program that we've talked about before and really it is our existing customers out there that by word of mouth are satisfied and tell their friends and neighbors and relatives about it and we certainly want to thank you for helping us reach that milestone.

C. Ergen Right. It seems like only yesterday we were ... the first customer, in fact, what day is today? Actually it was seven years to the day, I know it was March 4th.

J. DeFranco                Is that right?

C. Ergen Seven years to the day that we got our first paying customer. Today, because today's March 4th, so seven years to the day. So you know, my kid's birthday's six years.

J. DeFranco                Six years.

C. Ergen                   Six years to the day.

J. DeFranco                I knew  there was  something  fishy  about it.  We're
                           starting out seventh year, but it was, yeah, that's right.

C. Ergen                   Six years.

J. DeFranco                Six years.

C. Ergen                   Six years ago.

J. DeFranco                Great. So we've got, let's see we've got our ...

C. Ergen                   No, seven, seventh, seventh launch.

J. DeFranco                Seventh launch.

C. Ergen                   Seventh year.

J. DeFranco                Starting  our seventh  year, 7 million  customers.  I
                           think we ought to give something away. What do you think?

C. Ergen Well that was prearranged. Alright, what do you want to give away?

J. DeFranco                Well,  speaking  of  sevens  ...  We  have  a lot  of
                           customers our there that may have not, may not have our Everything Pak. How about if we stick with the seven ... by the way, before we have another seven, we have three sevens, 7, 7, 7, that's 21 right?

C. Ergen                   Right.

J. DeFranco                21 years since we started EchoStar.

C. Ergen                   That's right, it's actually our 22nd year.

J. DeFranco                We're in our 22nd year.

C. Ergen                   That's great if you were playing blackjack.

J. DeFranco                That'd be another good thing to have 21.  Anyway,  so
                           now we're going to go to the fourth seven, so our first caller who calls in and can tell us where we launched our first satellite from, what country did we launch our first satellite from will get seven months of the Dish Network Everything Pak at no charge.

C. Ergen You gotta be kidding! That's a lot of money. The Everything Pak is of course all our America's Top 150, it's all our premium channels, HBO, Cinemax, Starz Encore, and Show Time. That retails for $72.99, something like that or $75. What is that? $77.98. No, it's $72.99. Yeah, I knew we did a savings, $72.99 it retails for because we give you a discount when you buy everything so if you get seven months of that it's almost $500. So just the first caller who can tell us.

J. DeFranco                The first  caller  that can tell us where we launched
                           Echo I from, which country did we launch it from.

C. Ergen Did we put a number up there for them to call? I guess we probably ought to do that.

J. DeFranco                I hope we put a number up there  for  them.  So we'll
                           see what happens there. So that's a little giveaway, something interesting.

                           Okay programming, we've got some announcements on programming. We've added CNN Espanol, CNN Espanol has been added to ... well, let's just take a look. So this is Spanish language version of the worldwide CNN news channel, obviously latest in politics, sports, weather, business, travel, entertainment, news. And this has been added to our three Dish Latino packages, it's on Channel 633.

                           Charlie, earlier we talked ...

C. Ergen                   No extra charge.

J. DeFranco                At no extra charge. We talked a little bit, we've got
                           another programming announcement here but this really does relate to must carry a little bit and all these local channels we're putting up, it has to do with PBS. And for quite a while we had a national PBS feed up there but now with adding ...

C. Ergen                   That we sold on an a la cart basis.

J. DeFranco                Correct.  And  with  us  launching  additional  local
                           cities and so on and so forth, of course we did have a lot of requests for people who wanted their local
                           PBS as opposed to the national PBS for timing and being in the right time zone and those kinds of things. Maybe you could tell us a little bit about what's happening there because now we are required actually to provide the local one and some people may have gotten used to the national one.

C. Ergen Right. Well, it happens sometimes but the must carry law that went into effect on January 1st provides us, does not let us sell PBS separately. We have to package that now with all the network channels that we show in a local market, so obviously those 36 or 37 markets that we have local networks in, we now have the local PBS, it's all included with of course ABC, CBS, NBC, Fox, typically UPN and Warner Brothers and PBS and some independent stations all for the $5.99.

                           When we put the local PBS in, we are then not allowed by PBS to show their national feed, so your national feed is replaced by your local feed. Now in those cities where we do not have local-to-local, in other words the vast majority of the geographic area of the country but a little bit less than the majority of the population, there we can still provide your national PBS to you if you're not in an area that gets our local-to-local.

                           So hopefully that's clear. But I guess the simple answer is when you get the PBS that we're providing to you from the Dish Network is the one that we, the only one that we're allowed under the law to provide to you.

J. DeFranco                So if you're  receiving  your  local,  you'll get the
                           local PBS and if you are not receiving your locals, you get the national PBS.

C. Ergen That's right. Well, if we don't have the locals being broadcast. You could be living in Denver, for example, and you wanted just PBS, then you would get the Denver PBS, you would not get the national even though you weren't in the locals.

J. DeFranco                If you're in a DMA  where we have  locals  available,
                           you'll get the local PBS.

C. Ergen Well, if you put the map back up, you can see the green areas. Those are going to be your local PBS. So the big cities, the top 37 markets that we have local like Denver and New York and Los Angeles ...

J. DeFranco                They get the local PBS.

C. Ergen They get your local PBS. If you're in Glendive, Montana, then you get national PBS because we don't do your locals yet. Okay.

J. DeFranco                All right and there it is.

C. Ergen So white areas, you're going to get the national PBS, green areas, you're going to get your local PBS.

J. DeFranco                Okay, one more programming announcement.  We've got a
                           new  channel  of  international,   actually  multiple
                           channels of international programming but a new language. This is Chinese, we're adding Chinese.
                           Let's take a quick look.


----------
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----------


J. DeFranco                Okay and I wasn't sure if they  mentioned it, but two
                           Mandarin and one Cantonese.

C. Ergen Again, requires a second dish because they're broadcast on our wing satellites, but obviously many requested. Chinese has been one of our most requested international channels and we did three at one time, which is pretty good. Okay?

J. DeFranco                Okay, Charlie, we've got a lot of questions here that
                           have come in, some on the merger. This one, this first one is from Dave and Dave says, he's talking about local channels as it relates to the merger of EchoStar and DirecTV. He says, "There are many DMAs that don't offer the networks." I think you may have answered this, but he says, "Will we still be able to get distant nets to fill in the gap?"

C. Ergen An answer is yes, and what Dave is talking about, you may live in ... I know for example, Charlottesville, Virginia, has I think only one network affiliate, maybe it's the NBC affiliate. That's the only station they have. Well in our All Local All American Plan, in Charlottesville in a few years you will get the local NBC station from Charlottesville and then your other network signals will be a distant signal. It may be the area next to you in Virginia or it could be a distant signal from New York or Atlanta or Chicago, the ones we offer today. So that's the way that'll work. Some rural areas have two or three of the networks and they're missing a couple of the networks and you'll receive your local ones and then you'll receive a distant one if your particular community doesn't have a local network.

J. DeFranco                Okay,  also he  says,  "Can you  comment  on what the
                           standard  for  receivers  will  be?" In  other  words
                           EchoStar or DirecTV.

C. Ergen We haven't ... again, that's a good question because just for our viewers, we use two different standards as satellite providers. It's very similar to the beta VHS situation that used to happen in VCRs. That's one reason we have to do the merger because without the merger, neither one of us could afford to change out all our boxes while the other one continued to stay in business. So we really had to put the merger together where we have time then to change out one set of equipment.

                           We will do that. First of all, we haven't made a decision on which set of equipment we would change out. We have a transition team that's really putting that together. We use an MPEG2 kind of DVD standard which is kind of world standard; DirecTV's is a DSS standard, which is kind of the standard that they set when they first started in the United States. So we haven't made a decision there. But regardless of which system that we change out, it will be done free of charge to you as consumers for the services that you're receiving today. So I guess it's kind of good news if you get switched out, it's kind of good news if you don't get switched out because it's not going to cost you anything extra to receive the services you're getting today. And additionally, if you don't get local channels from us today and you want local channels with the new service, with the new cities that we're doing, those will switch you out, switch out your equipment free of charge as well for it.

J. DeFranco                Okay, this next one is from William and William says,
                           "I live in a rural part of Florida in an NRTC territory. I understand that the merger will take us from two to one satellite provider. How will the merger benefit me?"

C. Ergen Well, first of all the NRTC territory, they actually have a contract with DirecTV that gives them the right to sell DirecTV in their territory which is about 9 million homes, so in the very most rural areas of the country, their NRTC will continue to exist and we will continue to honor their contract. So in your case, your particular case, you probably will still have two choices of satellite providers.

                           Now there may be an instance ... it brings up a good point, and I think this is the one area of the merger that the regulators should take a look at for protection of consumers, but there may be a situation, for example, if he wasn't in an NRTC territory and perhaps the new EchoStar/DirecTV system was the only provider of television and there's some 3 million homes like this in America, then maybe you would think I have less choice. And I think really the key there is that our one rate national plan, one rate card plan, will allow you to get all those services at the same price where there's robust competition.

                           But additionally and maybe I can visually show you a little bit here. I think the key is that what you have today is these two satellite companies that all have these 500 channels of video and they're exactly the same, basically the same video, so you can pretty much interchange them and that's nice that you have a choice of providers. But of course it's a pretty inefficient way to do business. When we put those two companies together and make it one company, we free up (I need a shot pan back) we free up all this spectrum, we free up all this extra spectrum and what we do is we turn this kind of one-dimensional thing into a three-dimensional satellite service that can compete with cable because cable's already three-dimensional and that three-dimensional service of course can do those 500 channels of video still, but it can do a lot more things than that, it can do all your locals, so just like cable can.

                           So now all of a sudden it's got another dimension to the business. It can do high definition television, video on demand, all these advanced services that you'll never get without this merger. And of course we're going to be able to high speed internet broadband access. And we do this all nationwide at one price, I know kind of all off a single dish, it looks like this, something like this. Again, that's the benefit of the merger is that you have more choices of services. As long as you're protected on the price, we think overall you're going to be much better off as a consumer.

                           And I think that's really the kind of million dollar question. And again, I mentioned this earlier, but maybe I had this upside down, I don't know if that's right, but it means whether you're in a town of five or a city of five million, you're going to be able to get the same services at the same price. And that's really the key. Otherwise you might be in a town of five and you might have two choices of people who just give you video channels and don't give you other services. And as long as you're protected on the price, which we're willing to do in this merger with One Nation, One Rate Card, then I think overall you're much, much better off.

                           And that's kind of the million dollar question for the rate regulators to answer. Are you better off with the one-dimensional satellite providers, are you better off with a more robust three-dimensional system that competes with the three-dimensional cable systems out there.

J. DeFranco                Okay.  Charlie,  this brings out another note, it has
                           to do with the merger though.  This is from Mitch and
                           Mitch  says,  "What are your plans for  carrying  the
                           digital feeds from the local  broadcast  stations now
                           that  you've   committed  to  carrying  all  stations
                           nationwide?" So I think what he's saying is with must
                           carry does that also mean that we'll be carrying  the
                           HD feeds?  "Also, I understand  you've indicated that
                           the 12  channels  of  HDTV  programming  will be made
                           available    shortly    after   the    `merger    and
                           consolidation.' What commitment if any and timeframes relative to this are we making as a part of our FCC filings?"

C. Ergen First, we've already made our FCC filings on all this and I think it's on our website, on our dish merger website that we showed you there, you can see all those filings and read that information, if you'd like to. The digital channels that broadcasters have of course have been slow to develop but there are no must carry laws that require the carriage of all their digital signals. Having said that, obviously we're going to carry at least one of their signals and we're going to put that in the digital format, so we will carry at least one signal from every broadcaster and put that in a digital format. Broadcasters like CBS, the owned and operated CBS, we do an HDTV today and if we can get commitment from the national broadcasters, of course we're going to be able to do that from the fully owned and operated stations. It's probably not likely that the next generation of satellites that we're building will have the capacity to do all HDTV signals in every local market.

                           But again there isn't much HDTV out there today, particularly in the rural markets and you may never see those in rural markets, so we think we're going to have probably the most robust product out there. Additionally the 12 channels of HDTV we're going to be able to do basically as soon as the merger is approved and again that's going to be made up of things. It'll be CBS because we have an agreement with them we don't have with the other networks, but it also will include movies, it includes sports, there's a 24 hour sports channel that's in HDTV, it'll include Showtime, HBO, hopefully Starz Encore, we'll have something on HBO, hopefully PBS will have some HDTV, Discovery's talked about HDTV, so it's those kinds of channels that will bring it to you. Again, I don't think in my lifetime, for most of you out there, you're going to see 12 channels of HDTV available to you, whether you live in a cable area or not because the economics of doing that are just very tough across all America. By satellite we can do that.

J. DeFranco                Let's take just a couple  more  e-mails and we've got
                           some  callers  on  hold.  This  is from  Ed.  This is
                           interesting,   Charlie.   He   says,   "I'm   a   new
                           subscriber," what the heck's the deal here? He says, "I'm a new subscriber and love the service. I don't know why I didn't dump cable a couple years ago." Oh
                           I thought he was at a neighbor's house or something watching. "I live in Jacksonville, Florida, and read about your most recent launch. Will this allow me to get my locals in my area." I think you touched on that.

C. Ergen And the answer is yes and you can expect within months of the merger being approved that you will have Jacksonville. You're in one of the top 100 markets, so we're committed to doing that and you would have ... If the merger were approved tomorrow, probably a couple of months from now you'd have your local channels via satellite so make sure that you let your representatives know from Florida that you support the merger and we can do that for you.

J. DeFranco                Charlie,  we've got a winner  of our  first  contest.
                           Anthony Salessi, I believe it is, Salessi, I think it is, out of Brooklyn knew that our Echo-I satellite was launched from China. So seven months of the Everything Pak. Not a bad 15 minutes work for Anthony. I think he did pretty good.

                           Okay, we'll take this last one and then we'll take some phone calls. So did EchoStar VII going into service add better reception for Puerto Rico and do you plan to include Puerto Rico in your local channels as far as our coverage?

C. Ergen I don't know the answer to that question. It does replace EchoStar IV, it does have more power. We didn't plan it to go to Puerto Rico because it's so far away from the normal footprint. We do have a spot beam on Puerto Rico, that's EchoStar VIII. So we have a spot beam on Puerto Rico which is coming on EchoStar VIII probably for the local network and so forth, but it's not ... we're not geared toward a national service at this point in time, Puerto Rico. I believe with the merger then we get a robust service to Puerto Rico, but not without the merger.

J. DeFranco                Okay, we've got Kevin out there. Kevin.

Kevin                      Yes, good evening.

J. DeFranco                Welcome to the Charlie  Chat.  What can we answer for
                           you this evening?

Kevin Thank you. Getting a little concerned. I'm up in the north Jersey/New York area and the Yes Network which will be broadcasting Yankee games and well as Mets and Devils' games in the years to come has been picked up by a lot of cable outlets as well as DirecTV and I've yet to hear anything from customer service or Dish Network themselves on the status of that network.

J. DeFranco                Okay, good question.

C. Ergen                   Good question. We get that question occasionally now.
                           The Yes Network is going to have I think 100 plus of the Yankees' games this year. We are in negotiations with them. We have not reached an agreement with them. It's very public in the trade publications that they're asking something north of $2 a subscriber per month whether you happen to watch the Yankees or not. With our costs and margins, that's a pretty ... that's an extreme cost if it'd be passed on. I'm not particularly optimistic today that we're going to reach agreement with them but if we can get a fair price from them that is fair to all of our customers, then we're very anxious to do that, but we haven't been able to do that yet.

                           So again, it's ... we realize it's an important channel to our customers in New York and we're certainly actively trying to negotiate that, but it's got to be fair. And so far we haven't been able to do that. I think it's a couple of weeks until the season starts, so we'll work hard on it up until that time. If we're able to get the network, obviously you'll see it, an announcement, you'll see the channel. If we're not able to get the network, then we'll make an announcement that we haven't got the network. So hold on for a couple of weeks and we'll see what happens. And I guess Channel 100. What channel would we be putting the information on? Channel 101? What is it we have our Dish Network News?

Female                     We do FYI.

C. Ergen What channel is that on? If I wanted to find information on Dish Network as a customer, what channel am I going to go to? I used to ... I'm asking the audience here. I used to watch and I'd see an update on local news and so forth and you don't do that anymore?

Female                     We do 30 seconds FYI.

C. Ergen                   Oh, okay, so we do it in commercial breaks.

Female                     Correct.

M. Schwimmer               And the website would be a good place.

C. Ergen The website'll have it, we'll have it on commercial breaks.

J. DeFranco                Website's  a good place if you want to stay ... do it
                           on your schedule.

C. Ergen                   We'll have commercial  breaks where we talk about it.
                           Okay, or you could call us. We won't have, obviously until the first game is played, we're not going to have it unless we have it sooner than that, we wouldn't have an announcement. So you can call obviously when the season starts.

J. DeFranco                Okay,  this  is a  question  regarding  international
                           service from Mr.  Walzack.  This is  interesting.  He
                           says,  "Are  there any  chances  of having TV Palonia
                           available at the 148 degree  location.  I live in the
                           Seattle   area  and  61.5   signals  are  not  easily
                           available."

C. Ergen                   Okay, I don't know.

J. DeFranco                I guess we have TV Palonia only in the East?

M. Schwimmer               That's correct. TV Palonia right now is on 61.5 only.
                           We are in the process of finalizing discussions with TV Palonia which would include launch of that service at the 148 west longitude spot. Those discussions aren't completed, but we're hopeful that in fact we will have the service available there soon.

J. DeFranco                Thanks, Michael.

C. Ergen                   Do you have another  Polish  channel?  Is that PolSat
                           [sp], is that on 148?

M. Schwimmer               PolSat is at 61.5 only right now.

C. Ergen                   61.5 only.

M. Schwimmer               Actually  I don't  ...  I will  check on that and get
                           back.

C. Ergen This is Michael Schwimmer, our Senior Vice President of Programming. We stumped him. Stan stumped us, you know, but we get the peanut gallery on here and they get stumped on the first question. We'll find an answer to that.

J. DeFranco                Alright,  next  question  has to do  with  HD  again.
                           Earlier you talked about our ability with the launch of the additional satellites and the merger, Charlie, to put up HD and maybe you mentioned this, but I'm not sure. What about the content? In other words, is there other content available and is it possible we would put up some HD sooner? Before the merger?

C. Ergen It's probably not. It's not so much a content question as a bandwidth question, obviously. With all the must carry channels we had to put up, we're pretty much out of bandwidth for high definition because the high definition channel takes up what normally would be maybe six, six normal video channels, five or six normal channels. So don't look for any more high definition programming from us prior to the merger.

J. DeFranco                Okay, let's take one more call and then we'll move on
                           with our show and we'll have a few more Q&A questions a little later in the show. Larry, are you there?


Larry                      Yes, I am.

J. DeFranco                Larry,  welcome  to the  Charlie  Chat.  What  can we
                           answer for you this evening?

Larry Well, the thing that I'm concerned with is when you have the merger, and I'm sure hoping this is going to go through, I would like to know if there's going to be commonality in programming between the two current systems. For instance, will Dish customers pick up programming that DirecTV has that Dish currently doesn't have and vice versa for the DirecTV customers, will they pick up additional programming that they currently don't have that Dish Network does have.

J. DeFranco                That's a good question.

C. Ergen I think I understand the question. The answer, the short answer is yes, there will be commonality once we have a transition period where we put everybody on the same platform and so forth. Probably the biggest question we get on that is will Dish Network customers be able to get some of the sports like NFL Season Ticket and the answer to that is to the extent that DirecTV or Dish have that service and realize that contract is up later this year, then we'll both have it across the board or some of the other sports things. So that's the main thing you might see a difference with almost immediately, the other channels that may not be common. There's only a few of them we'd transition in over time. So looking at a year or two.

                           One of the positives of the merger if there happens to be a channel on DirecTV which is typically sports, like NFL Season Ticket, that you don't get that you'd like to have, we're going to be able to do that for you.

J. DeFranco                Okay, thanks for the question.  Charlie, this weekend
                           we preview on Starz so those of you that have joined us this evening, you've got a heads up on this, you can see some great programming. Let's take a look.


----------
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original  motion  picture  event,  Joe and Max. Tune into the Starz free preview this weekend March 8th, 9th and 10th. Watch the Starz Super Pak free preview Channels 350 through 356 and 340 on Dish Network.
----------


J. DeFranco                Okay so  exciting,  free  preview.  We also have some
                           original programming. Let's take a look at this coming up.


----------
MAX AND LOUIS TRAILER
To them it was a sport, to the countries it was war. The Louis/Schmelling fights were not about boxing, they the greatest sociological events in the history of sports, but they transcended the ring. Roosevelt, Louis got them convinced, you're a Nazi ...

----------


J. DeFranco                Hey, that looks interesting.

C. Ergen                   Yeah. We have a give-away.

J. DeFranco                Starz's been nice enough to send us over a give-away.
                           Now we want to be clear about this. They're pair of boxing gloves. Take a look. Starz Super Pak and they signed by the actors, the actors in Joe and Max, so that's Leonard Roberts and Til Schwieger, I believe.

C. Ergen Well that would have been quite the trick if they could have got Joe Louis to sign them.

J. DeFranco                Wow, with Starz on there.

C. Ergen That would have been ... since Starz only existed since ...

J. DeFranco                Well, we have to be clear.

C. Ergen                   How do you call in and win this one?

J. DeFranco                Okay,  it also  features in the show, in Joe and Max,
                           Richard  Roundtree.   Richard  Roundtree,  I  know  a
                           familiar name if you've been watching TV for quite a while, so who is the 1970s title character Richard
                           Roundtree is most known as?

C. Ergen                   Well I know that one.

J. DeFranco                Well you're not in the  contest.  So first caller who
                           can answer that will get those boxing gloves. Pretty neat. So there's that.

                           Okay, let's continue on. You've got the number. Did we put the number on the screen?

C. Ergen                   I saw it on there this time.

J. DeFranco                Okay, put the number on the screen,

C. Ergen                   I saw it on there. I was paying attention, I saw it.

J. DeFranco                Okay so  it's  Oscar  time.  You  know  we have  some
                           friends at Turner Classic Movies, they always have some great programs.

C. Ergen They did the Oscars, like 31 days of Oscars. That's good. You could almost tune in any day and get a great movie on Turner Classic Movies.

J. DeFranco                Every movie for the month will be an Oscar  nominated
                           movie. Pretty neat deal. So let's take a quick look.


----------
ROCKY SCENES.
Watch Rocky and more than 300 other commercial-free classics. 31 days of Oscars all March long, only on Turner Classic Movies.
----------


C. Ergen                   I don't know how to follow that. [laughter]

J. DeFranco                Okay,  so 31  days,  it's  a  wonderful  thing  and a
                           special gift here, 70 Years of the Oscars got a little give-away here, very nice and what do we have to do to get this one, Charlie? From Turner Classic
                           Movies the question is who is the veteran actor who played Rocky's trainer in the 1976 film.

C. Ergen                   Okay, I know that too, right.

J. DeFranco                Okay and not Mic, I mean his real name, right?

C. Ergen                   You saw him right there in the clip.

J. DeFranco                Yeah,  right.  So here we go.  Let's  take a few more
                           questions. These, actually I just got a handful, just came in. This came in at 7:28 through e-mail and this is from Johnny Woodward and he says, "How will the merger affect the pricing of the different programming packages?"

C. Ergen Well again, I think that's one of the great things about the merger. It's probably one of the things I'm most excited about is that today as satellite providers we typically pay a little bit higher price than the big cable companies today and with the merger, if we have 7 million subscribers today and DirecTV has 10 million subscribers, then by putting those 17 million subscribers together, there's volume discounts in some of the contracts and it means that some of our prices actually go down a little bit or they don't go up as much from a programming price perspective. So when that happens, then we're able to pass some of those savings on to you guys and it means that ultimately your pricing will be lower than it otherwise would have been because today the big volume discounts go to the big cable companies and of course those guys are merging and consolidating and getting bigger as well.

                           So typically that means that we'll be able to see smaller, we will see smaller increases in pricing than maybe we otherwise would have without the merger and then that affects you guys because we're able to keep our costs down which then get passed on to you. So hopefully ... I don't want to be on TV every year having to raise people's prices and I think one of the things the merger allows us to do is we probably still will have price increases in the future because the programming contracts continue to go up and obviously the cost of sports continues to go up, but those price increases would be much less than they otherwise would be and I think you could expect they'd be more in line with inflation rather than the two to three times inflation the cable guys have been passing on. If we can compete with cable, then we'll hold their price increases down for the rest of the country, the vast majority of people of course who subscribe to cable and then if we can do broadband and other services like interactivity, then we can get other revenue sources that of course can keep the prices down.

                           It's one of the great things about the merger, and we just got to get it done and take advantage of that.

J. DeFranco                Okay.  Charlie, we have a winner. We have a winner of
                           the boxing gloves and that is Ryan Newberg, excuse me, Ryan out of Newberg, Indiana. So Ryan out of Newberg, Indiana, knew that Richard Roundtree ...

C. Ergen                   Was Shaft.

J. DeFranco                Shaft. That's right. You really did know.

C. Ergen Yeah. I can do the other one too. Well don't we have answer on here? Yeah, there it is.

J. DeFranco                I can't believe that anyway.

C. Ergen                   That's true.

J. DeFranco                Okay, next question ...

C. Ergen Well they had a movie, they had a Shaft movie like a year ago, right? Was Richard Roundtree in it? He was in it. No, he wasn't in it, the other guy was in it.

Male                       Samuel Jackson.

C. Ergen                   Samuel, Samuel L. Jackson.

J. DeFranco                Okay, this is from Joe Miller.  He says,  "Will there
                           be any antenna upgrades needed to receive the new locals when the merger is complete, besides Dish
                           500?" So if you have a Dish 500, will you need anything else?

C. Ergen And the answer is in some cases there will be a new antenna. If ... of course if you have Dish 500 today, so you've probably got about an 80% chance that you will not need a new antenna, but in some of the markets where we might broadcast those markets from the 101 location, which is only a DirecTV location today and some of the locals would come from that location, you might need a new antenna which again in that particular case, you'd get that antenna free of charge if you're subscribing at local.

                           And again, it'll be ... the antenna actually looks at three satellites at one time. And just part of the improvement that we got out there. For a lot of you who have a Dish 500 today, you probably won't need any kind of upgrade to your antenna.

J. DeFranco                Okay.  Another good  question  regarding  the merger,
                           Charlie. This comes in from Gary. He says, "You've indicated that DirecTV offers programming to South
                           America and Central America. With the merger of DirecTV will the Caribbean be able to get Dish
                           Network programming?

C. Ergen The answer is in general, no. The Caribbean programming and South American programming is a different set of contracts being broadcast through a subsidiary called DirecTV Latin America. Those are broadcast from a different set of satellites. We do not have ... as Dish Network or even as DirecTV, neither one of us had the rights to programming such as HBO, the current HBO that we show here for those countries. So we have to get rights for those countries. Those rights today are held by DirecTV Latin America or another company called Sky, I think it's called Sky, who broadcasts to South America. And we will again, of course hopefully get more and more programming contracts for South America, for the Caribbean, but we go by the copyright laws that are for each country.

                           Now Puerto Rico can receive, U.S. Virgin Islands can receive U.S. programming. But for the most part, South America and other Caribbean islands have to receive the rights that are held by DirecTV Latin America.

J. DeFranco                Okay. We've got another caller. Pat, are you there?

Pat                        Yes, I am.

J. DeFranco                Welcome to the Charlie  Chat.  What can we answer for
                           you?

Pat Well with the spot beam when we're out ... I'm actually from Washington and I'm in Arizona right now and I like to watch my Seattle stations. Will that spot beam cause that to not happen?

C. Ergen                   Well,  there are two things that are going to happen.
                           One is by law, if you're in Arizona, you're going to have to watch the Arizona stations unless you are in technically a white area which means you're outside a local reception area which means with an outdoor antenna, you can't get reception which is like a crazy, grade B kind of law that we have today. But basically in Arizona, you will receive the Arizona stations which could either be Phoenix or Tucson with the merger.

                           The second thing that happens with the spot beam satellite, if you looked back and looked at the satellites, the beam for Washington is only on Washington, so the beam actually doesn't send a signal to Arizona and so even if you wanted to receive it, you couldn't technically receive it. So it's one of those ... I guess that's to some customers a potential negative, but it is the law. We just follow the law and it is the technical way we do it.

                           There are, I think, half a dozen channels that will continue to broadcast on a national basis. If you have an RV I think you have an exemption and can receive those six on a national basis. Those today are New York, Atlanta, Chicago, Dallas, Denver and Los Angeles.

J. DeFranco                Six cities.

C. Ergen Six cities. And those will continue to be broadcast on a national basis. And if you're in a white area or you have an RV and get an RV exemption under the law, then you can watch those channels from where you are.

J. DeFranco                Okay.  Thanks of the  call,  Pat.  Alright,  Charlie,
                           we've kind of alluded to earlier, we have Club Dish we want to remind our customers out there about the great program we have and I think there's some new information now. Let's take a look.


----------
CLUB DISH
It's a club, but more than just any club, it's Club Dish. What's in it for you? Each time a friend joins Dish Network, you'll save $60 off programming for you. Have lots of friends? You don't have a bill. Okay, okay, here's how you get into Club Dish. Call Dish Network, ask for a Club Dish enrollment packet. Your friends start signing up for Dish Network, you start saving, but that's just the start. Get more free stuff, even a priority customer service phone number. Call, give, get. Any questions, call and get into Club Dish. It's working!
----------

J. DeFranco                Okay so Club  Dish.  What  is the  person  who is our
                           current customer who refers somebody, what do they get out of this?

C. Ergen Well, they get ... oh, we're going to see that? I thought it was going to be another video. They get $5 a month for 12 months for a year, that's $60 for each referral plus an automatic membership in Club Dish and Club Dish, how many? How many do you get? I think you get 5 Pay-per-View coupons, let's see, yeah, there it is in the bottom, 5 Pay-per-View coupons, you get a priority toll free customer service number, free dish ...

J. DeFranco                Free dish move.

C. Ergen                   We're  getting  a move,  we do that for you for free.
                           You're getting a subscription to Dish Flicks which is great. Programming guide for all the premium services that we have. It's funny, you know, it's a value of $177 so you get people who say gee, I wish ... we unfortunately had that dollar price increase this year. People say gee I wish you didn't have a price increase. Well the great thing is you can have a $5 price reduction by referring someone. Here's Dish Flicks that is the program guide that has all the movies that you get free. I think it's about, what is it, $2 or $3 a month, $3 to $4 a month typically. It's in the programming guide. And it helps us, of course, keep our cost down if we get referrals in terms of business and helps you, so hopefully if you're not in Club Dish and you're watching the show, take advantage, learn about Club Dish and everybody's got a ... usually a relative, a mother, a father, son, daughter, or whatever who should be watching satellite television and Club Dish is a way for both of you to benefit from that.

J. DeFranco                Okay,  Charlie,  we're going to hopefully  get just a
                           few more questions in, but you know, we can never answer all the questions we get on the Charlie Chat, so we've got a few places for you to go to find answers to your questions. Obviously you can go to our website. Dish Takes is inserted in your monthly bill. It shows some of the new information. Dish
                           Entertainment Magazine which obviously is a great program guide in addition to keeping you up-to-date on things. Channel 101 is some information that helps you in your remote control and then Dish FYI is what we talked about earlier actually, which is something that you'd see, it's kind of a commercial, so in between where you might normally see a commercial, you'll see Dish FYI and in fact we have one right now on solar conjunction. Let's take a quick look.


----------
SOLAR CONJUNCTION
Over the next few days Mother Nature may play tricks with your TV picture. The fancy name for this is solar conjunction. What happens is the sun lines up right behind our satellite and for a couple of minutes you may lose your  signal  or  notice a little  bit of  picture  break up.  This happens with all satellites during the spring and fall, so don't worry, it doesn't happen often and when it does, it will only last a moment or so. Just blame it on Mother Nature.
----------


J. DeFranco                Okay,  so that's an example of FYI so there  might be
                           ... there'll be other things that you'll see as you're watching TV that kind of keeps you up-to-date on some things that are happening at the Dish
                           Network. Charlie, we have a winner. David from Travis
                           Air Force Base knew that Mic was ...

C. Ergen                   Burgess Meredith.

J. DeFranco                Burgess Meredith.  Very good. Burgess Meredith. So he
                           will win that ... what did he win? The book?

C. Ergen                   He won the book. He won the 70 Years of the Oscars.

J. DeFranco                He won the 70 Years of the Oscars.  That's a neat,  a
                           very neat book.

C. Ergen And we do have an answer to the question that stumped Michael Schwimmer on programming which is PolSat is on the 148 degree slot, so it is on the Western slot. TV Palonia is not there yet. We're in negotiations to put them there but that hasn't been finalized yet.

J. DeFranco                Okay, this just came in from Don Curley, Charlie, and
                           this has to do with ... "I understand StarBand supports a PC. However, does Dish Network and/or
                           StarBand ever plan to support MacIntosh? If so, when?"

C. Ergen The answer to that is probably not any time soon. The economics of being able to do that for a smaller amount of base hasn't justified that investment yet. Obviously one of the benefits of the merger is as we put the two bases together, as we go on the broad beam more economically, across the entire United States and that's the kind of stuff that we can afford to invest in. But today, I don't believe
                           StarBand has current plans, I'm looking at the audience here, current plans to support the MacIntosh.

J. DeFranco                Okay,  next one.  This is from Chuck and Chuck  says,
                           "We are currently getting DSL service through DirecTV internet. Will the merger have any impact on our DSL service?"

C. Ergen The answer would be no, provided that that internet service hasn't changed in the interim before obviously we're able ... the companies are merged. I mean I think that DSL as a technology will change over time and obviously that's going to be independent of the merger itself. But I'm not all that familiar with their service and DSL, so I'm probably technically not the right one to answer that question. That's probably a better one for them, but we don't anticipate when we put the companies together major changes in that kind of service. We do hope that we have other partners in DSL such as the phone companies so we can provide them a broader scale and hopefully even more economical than it is today.

J. DeFranco                Okay we've got a caller. Roy, are you there?

Roy                        Here.

J. DeFranco                Welcome to the Chat.  What can we answer for you this
                           evening?

Roy Hey, you know first of all you have like great service and everything. We get your Chinese pack here in the house, your Chinese international programming, and we get like three channels. And I was wondering if you're going to pick up like more programming because there are other satellite companies in this area that seem to be in competition with you guys that are offering more programming.

J. DeFranco                Are you talking  about  Chinese  programming  or just
                           generally?

Roy Jade Star is offering about five or six Chinese programs.

J. DeFranco                So primarily Chinese?

Roy                        Right.

C. Ergen And the answer is that we continue to ... the three channels are the three best channels that we think we can find in Chinese. They are obviously competitors to us and some of the channels out there and I don't believe that ... we'll see how the Chinese, you know, pick up is on the three channels that we have, which is a lot of channels for us to have from an international basis and if there's something's that compelling that people want, I guess we'd look at it.

M. Schwimmer               Well   certainly   and  Jade   has  not  made   their
                           programming available to Dish Network so if that's something that becomes available to us, then we'll certainly look at it, but so far I can tell you that while we have tried to convince Jade that this is a good place to have some its programming, so far they have been unwilling to do so.

J. DeFranco                Okay,  Charlie,  got just a couple  minutes left. Any
                           closing comments for our viewers out there?

C. Ergen If you watch C-SPAN tomorrow you'll probably get to see me again if you just can't get enough of this Dish Network down here. And also, you can contact our website. I hope they'll put it back up on the screen again to make your political views known and again we're anxious to continue to improve our service and give you a better service at a more economical rate. And we think we have a lot of plans on how to do that and looking forward to doing that and excited about our last launch and what that means for our customers and looking forward to the next one.

J. DeFranco                Okay,  next Chat is April 8th,  same time,  9:00 p.m.
                           Eastern time, Channel 101. We want to thank you very much for taking your time and celebrating these wonderful milestones with us. Thank you.